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                                                              Exhibit 4.2

                             AMENDMENT TO THE
                UPJOHN MANAGEMENT INCENTIVE PROGRAM OF 1992


            Effective immediately prior to the consummation of the merger contemplated by the Combination Agreement, dated August 20, 1995, among the

Company, Pharmacia Aktiebolag, Pharmacia & Upjohn, Inc. and Pharmacia &

Upjohn Subsidiary, Inc., Section 7.09(c) of The Upjohn Management Incentive

Program of 1992 is hereby amended by the addition of the paragraph below immediately following the end of the first sentence thereof:

            Notwithstanding anything in the foregoing to the contrary, for purposes of Sections 6.04(k), 6.05(d) and 7.09(a) and (b), no change in control shall be deemed to have occurred by virtue of the occurrence of any of the following events:
      (i) the consummation of the merger contemplated by the Combination Agreement, dated August 20, 1995, among the Company, Pharmacia Aktiebolag ("Pharmacia"), Pharmacia & Upjohn, Inc. and Pharmacia & Upjohn Subsidiary, Inc., or any other related transaction with Pharmacia (the "Transaction"),
      (ii) any report filed on Form 8-K as a result of the Transaction or (iii) any change in the Board of Directors of the Company as a result of the Transaction; provided, however, that each outstanding Option shall vest and be exercisable immediately prior to the effective date of the Transaction (other than Options held by officers of the Company subject to Section 16 of the Exchange Act, which shall vest and become exercisable if the employment of any such officer terminates other than for cause, prior to the date the Option becomes exercisable in full).